KARPUS INVESTMENT MANAGEMENT

January 5, 2024

VIA FEDERAL EXPRESS

All Members of the Board of Directors of
Nuveen New York AMT-Free Quality Municipal Income Fund (NRK) and
Nuveen AMT-Free Quality Municipal Income Fund (NEA)
c/o William Siffermann, Manager of Fund Board Relations
Nuveen
333 West Wacker Drive
Chicago, Illinois 60606

Re: Concerns regarding Nuveen New York AMT-Free Quality Municipal Income Fund (NRK) and Nuveen AMT-Free Quality Municipal Income Fund (NEA)

Dear Board Members:

Karpus Management, Inc., d/b/a Karpus Investment Management, ("Karpus", "we" or "our") is a shareholder of Nuveen New York AMT-Free Quality Municipal Income Fund ("NRK") and Nuveen AMT-Free Quality Municipal Income Fund ("NEA") (NRK and NEA hereinafter collectively the "Funds"). This is evidenced by our Schedule 13D filings for the Funds which we have filed with the U.S. Securities and Exchange Commission. Karpus is not a hedge fund and manages all separately managed accounts – many of whom are individual investors who have entrusted their hard-earned savings with us to safeguard and invest.

We are writing this letter to the Board of Directors of NRK and NEA ("Board") to express our extreme dissatisfaction with their apparent disregard for maximizing shareholder value and for blatant corporate governance failures which we believe have occurred under the Board's oversight. Despite biographical information in last year's joint proxy heralding many Board members governance and communications expertise,[1] we think that the Board has failed at these very key aspects of their job.

In our view, the board's job in a closed-end fund ("CEF") can be boiled down to three things: (1) representing *all shareholders*, (2) managing a CEF's adviser or manager, and (3) managing a CEF's discount. We think that NRK's and NEA's Board have failed at all three.

Failure 1. We don't think that the Board understands that it's supposed to represent the interests of all shareholders, with emphasis added on two key words – "all" and "shareholders."

The Board cannot choose factions of shareholders it wants to represent. It must represent the interests of all shareholders and cannot modify shareholder rights to silence those that they believe are likely to disagree with it. This was proven recently where many members of the Board were part of a lawsuit challenging their decision to opt into a control share

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statute that sought to limit voting rights of certain shareholders. That lawsuit concluded (and appeal confirmed) that the control share amendment that was agreed to violated federal law.[2]

Nevertheless, a press release was issued on December 4, 2023 saying "Nuveen *and the Board of Trustees of the Funds* are extremely disappointed with the Court's ruling [emphasis added]" and justified its recently declared unlawful position by saying the decision helped "hedge fund activists … who represent a minority of closed-end fund shareholders."[3] We believe this statement is a gross oversimplification and an attempt to obfuscate the reality that the Board signed onto something that was: (1) wrong, (2) in violation of federal law, and (3) not in *all shareholders* best interests.

In line with this, we urge the Board against further efforts to "level the playing field[4]" as one large law firm recently put it. If such types of "shareholder rights plans" are enacted, we think that doing so could equate to self-dealing (especially if done at a wider discount than the current market price), potential market manipulation, and would unjustly enrich holders of those rights at the expense of someone the Board is already supposed to have a fiduciary duty to represent.

The Investment Company Act of 1940 was designed and constructed to address these exact types of abusive actions that go against shareholder interests.

Failures 2 & 3: We think that the Board's actions indicate that NEA and NRK are being managed for Nuveen and not for all shareholders. We further believe that this failure has led to another in the Board not considering all options to manage NEA's and NRK's discounts.

As of the market close on January 4, 2024, the discount of NEA is 14.9% and the discount on NRK is 13.7%. Actions to address the discounts for both Funds have included authorized share repurchases – which have not been fully utilized – and an increased distribution. While positive, these steps just aren't enough. This is clearly evidenced by NEA and NRK's continued and excessively wide discounts. There are many tools that can be used to reduce or eliminate NEA's and NRK's discounts but the Funds have not chosen to utilize them.

We also question your independence, considering that through 2023[5] the Board:

- Oversaw 139 portfolios in the Nuveen complex;
- Was paid from $366,323-$526,950; and[6]
- Authorized opting into a statute that seeks to block certain shareholders that may disagree with them from voting their shares (with the exception of 2 members who were appointed in 2021).

A filing on January 2, 2024 indicated that the Board member retainer in 2024 increased by 67% from $210,000 in 2023[7] to $350,000[8] (plus additional retainers for certain committee memberships and attendance at meetings) "for their service to the Nuveen Fund Complex" – which we find to be a quite interesting choice of words when Board members are supposed to serve shareholders.

Four Board members were also "appointed"[9] this year (netting 2 additional Board members because of other members' retirements) with benefits to Nuveen by strengthening their protective moat and increasing the size of the Board. However, we see no real benefits to shareholders for the seemingly unnecessary additional costs.

How can the Board possibly know what is going on and understand the nuances facing each of the portfolios they oversee?

Based on the foregoing, we think that the Board (and even recently "appointed" members) should resign. We urge the Board to consider such actions as promptly as possible so that *all shareholders* can have the quality of representation that they deserve.

We can't say it any clearer: shareholders do not care about retaining or maximizing Nuveen's assets under management. They care about maximizing shareholder value.

To get to the point: we implore you to assess your decisions from ALL SHAREHOLDERS' perspectives and not from Nuveen's.

Nuveen is not who you have a fiduciary duty to represent – ALL SHAREHOLDERS are. If you are not able to do this, we ask that you resign.

As always, we are open to having a discussion about any of our concerns.

It is not too late to do the right thing and take the actions needed to minimize or eliminate the Funds' discounts to net asset value.

Sincerely,



Daniel L. Lippincott, CFA®
President and Chief Investment Officer

cc: David Lamb (e-mail)
Adam Finerman, Esq. (e-mail)

[1] https://www.sec.gov/Archives/edgar/data/1195737/000119312523180532/d483405ddef14a.htm, pages 26-30
[2] *Saba Capital CEF Opportunities 1, Ltd. et al. v. Nuveen Floating Rate Income Fund et al.*, Case No. 22-407 (2d Cir., Nov. 30, 2023)
[3] https://www.businesswire.com/news/home/20231204072244/en/
[4] https://www.skadden.com/insights/publications/2023/12/leveling-the-playing-field-for-closed-end-funds
[5]https://www.sec.gov/Archives/edgar/data/1195737/000119312523180532/d483405ddef14a.htm, page 16
[6]https://www.sec.gov/Archives/edgar/data/1195737/000119312523180532/d483405ddef14a.htm, pages 10-15 and page 19.
[7] https://www.sec.gov/Archives/edgar/data/1195737/000119312523180532/d483405ddef14a.htm, page 17
[8] https://www.sec.gov/Archives/edgar/data/1195737/000119312524000341/d667699d424b3.htm, page 2
[9] https://www.sec.gov/Archives/edgar/data/1195739/000119312523255713/d516779d8k.htm